Filed pursuant to Rule 497(a)
File No. 333-259996
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Investment in horizontal multifamily development near Dallas pays back successfully

Our roughly $12.6 million mezzanine loan yielded an annualized rate of return of approximately 11.5%.

In October 2020, we invested approximately $11.6 million to provide a loan for the development of a new horizontal multifamily community in Forney, Texas, near Dallas. In July 2021, after evaluating the progress, we elected to increase the total balance of our loan by $1 million to approximately $12.6 million. At that time, the borrower determined that an increase in the initial project budget was necessary to complete the construction as the cost of building materials and labor had increased.

Today, we're pleased to share that our sponsor has successfully refinanced the property and paid back our investment plus interest, in full. Per the terms of our loan structure investment, we earned an annualized return of roughly 11.5% over the life of the investment.As interest rates have increased considerably since our original investment in this property in October 2020, this payback allows us the opportunity to now redeploy our capital into a higher yield environment.

Investor FAQ: How does this project impact your portfolio?

This investment was structured like debt, where we were entitled to a fixed rate of return — in this case, approximately 11.5% annually. Throughout the term of the investment, the regular income it generated supported quarterly dividends first for the Income eREIT V and later for the Income Real Estate Fund.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

Additional Information: An investor in the Fundrise Income Real Estate Fund (the "Fund") should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing.